Form C

Cover Page

Name of issuer:

The Hydrogen Group, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: FL

Date of organization: March 29, 2012

Physical address of issuer:

Headquarters

1794 Laurel Brook Loop
Casselberry, FL 32707
United States

Website of issuer:

https://thehydrogen-group.com/

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Common Stock

If Other, describe the security offered:

No answer provided

Target number of securities to be offered:

200,000

Price:

$0.2500

Target offering amount:

$50,000.00

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$250,000.00

Deadline to reach the target offering amount:

October 15, 2021 at 00:00:00 UTC

Current number of employees:

3

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$557,000.00	$397,000.00
Cash & Cash Equivalents	$160,000.00	$2,000.00
Accounts Receivable	$330,000.00	$314,000.00
Short-term Debt	$8,000.00	$10,000.00
Long-term Debt	$78,000.00	$78,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(61,000.00)	$(148,000.00)

Select the jurisdictions in which the issuer intends to offer the securities:

- ☑ Alabama
- ☑ Alaska
- ☑ Arizona
- ☑ Arkansas
- ☑ California
- ☑ Colorado
- ☑ Connecticut
- ☑ Delaware
- ☑ District Of Columbia
- ☑ Florida
- ☑ Georgia
- ☑ Hawaii
- ☑ Idaho
- ☑ Illinois
- ☑ Indiana
- ☑ Iowa
- ☑ Kansas
- ☑ Kentucky
- ☑ Louisiana
- ☑ Maine
- ☑ Maryland
- ☑ Massachusetts
- ☑ Michigan
- ☑ Minnesota
- ☑ Mississippi
- ☑ Missouri
- ☑ Montana
- ☑ Nebraska
- ☑ Nevada
- ☑ New Hampshire
- ☑ New Jersey
- ☑ New Mexico
- ☑ New York
- ☑ North Carolina
- ☑ North Dakota
- ☑ Ohio
- ☑ Oklahoma
- ☑ Oregon
- ☑ Pennsylvania
- ☑ Rhode Island
- ☑ South Carolina
- ☑ South Dakota
- ☑ Tennessee
- ☑ Texas
- ☑ Utah
- ☑ Vermont
- ☑ Virginia
- ☑ Washington
- ☑ West Virginia
- ☑ Wisconsin
- ☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The Hydrogen Group, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Instructions:

If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
Roger Hawkins	Advises management on Strategic Planning	July 29, 2016	Advisory

Previous positions

Position	Responsibilities		Start date	End date
Director	Advises management on Strategy Planning		July 29, 2016	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
n/a	Financially Independent	n/a	n/a	July 29, 2016	

Director Name	Principal Occupation	Year Joined as Director	Status
Roger Bess	Consultant	July 29, 2016	Part Time

Previous positions

Position	Responsibilities		Start date	End date
Consultant	Trucking Industry Technical Advisor		July 29, 2016	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
The Hydrogen Group, Inc.	Consultant	Trucking Industry Technical Advisor	The Hydrogen Group, Inc.	July 29, 2016	

Director Name	Principal Occupation	Year Joined as Director	Status
Armand Dauplaise	President & CEO	March 29, 2012	Full Time

Previous positions

Position	Responsibilities	Start date	End date
President, CEO, Secretary, Treasurer	Management of The Hydrogen Group, Inc.	March 29, 2012	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
The Hydrogen Group, Inc.	CEO	Management of The Hydrogen Group, Inc.	Technology for the transportation industry.	March 29, 2012	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Armand Dauplaise	CEO	March 29, 2012	Full Time

Previous positions

Position	Responsibilities	Start date	End date
President, CEO, Secretary, Treasurer	Management of The Hydrogen Group, Inc.	March 29, 2012	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
The Hydrogen Group, Inc.	CEO	Management of The Hydrogen Group, Inc.	Technology for the transportation industry.	March 29, 2012	

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

There is no one beneficial security holder that holds 20% or more of the company

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

The Hydrogen Group ("THG") is a Social Impact business with its Conscious Capitalism goal of doing good and making money. They have a potential multi-billion-dollar opportunity in diesel-fueled methods of transportation with its multi-patented product.

- THG's objective is to substantially increase miles per gallon ("MPG") and reduce pollution in all diesel-fueled methods of transportation including: 3.6 million heavy-duty trucks that haul 70% of the freight in the USA military diesel-fueled vehicles including 6,000 Humvees; and the Maritime diesel-fueled ships. The Company was launched to achieve these objectives by utilizing the expertise of professionals in automotive technology, finance, marketing, sales and management.
- The initial focus will be the heavy-duty trucking industry. These trucks travel approximately 150,000 miles per year with estimated fuel cost of $75,000. The Company's unique invention is estimated to save operators and owners $15,000 to $20,000 per truck, per year. Each trucker could save 27% on diesel fuel costs, which equals a return on investment of less than 12 months.

Summary Highlights:

- THG's first Patent with 21 claims was issued January 15, 2019 (Patent Number 10,180,119). The second Patent was issued April 28, 2020 (Patent Number 10,634,098). Management believes that these two Patents are estimated to increase shareholder value. Our Patent Attorney, Mr. Alan M. Koenck filed a third patent application on April 20, 2020.
- We have established our "Proof of Concept" and are proceeding toward the "Market Ready" stage. The Company has designed and beta tested six generations of prototype inventions with documented results over seven years of R&D, bench, road and emissions tests including 15,000 miles of road tests. Transportation Research Center completed an independent Tests Report which confirmed our R&D results. The 19-page report stated that fuel savings was 27%. One pint of water replaced 11 gallons of fuel. Emissions were reduced 25-50%. This report is available in the DD Room.
- THG has retained a Business Consulting firm that specializes in DOD Grants funding and entry into the CRADA (Cooperative Research And Development Agreement) Program. This CRADA Program is a high priority for Management so we gain access to their scientists, engineers, and testing facilities, whether it be with a Grant from the DOD, DOE, or DOT. The CRADA Program could ultimately open the door for us into the Maritime industry. The Consultant stated he believes he could also lead us through the process of Government contract awards. This process was initiated in June 2019. The status is currently pending and as such, Management can make no guarantee this Grant funding will occur.
- Management is also planning to utilize The PIT Group through their "*Go to Market*" Program. They serve the transportation industry with 35

engineers and clients worldwide.

Technology Summary:

The Multi-Patented technology essentially produces *Hydrogen on the Go™* by utilizing a solution that is 95% distilled water and 5% Potassium Hydroxide (KOH). Molecules are released through the electrolysis process and the solution is electively delivered to an intake side of the engine by a valve structure. It is a supplement to diesel fuel powered vehicles and is generated on demand. No fuel station infrastructure is needed. Vapor is the emissions by-product. This results in reduced exhaust emission. The invention causes the engine to run cooler while also increasing octane. There is no risk of explosion and it does not affect the engine warranty. The unit is installed behind the Diesel truck cab on the driver side. The dimensions are approximately 12×18×24 inches.

Use of Proceeds

The Company anticipates that the net proceeds of the Offering will be generally utilized, at the discretion of management. The precise amounts that the Company will devote to these will vary depending on numerous factors. Additionally, changes in business strategy and factors beyond our control may render these spending plans inadvisable or impractical prior to the time when all of the net proceeds are spent, in which case management would devise alternative spending plans.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Associated with Our Business

We are an early-stage business.

THG was incorporated in the State of Florida in March 2012. The Company has a limited operating history upon which an evaluation of its prospects and future performance can be made, and the Company's proposed operations are subject to all business risks associated with new enterprises. As a result, projections of results and rates of growth may not be a meaningful indicator of our future results of operations. In addition, our planned growth may place a significant strain on our financial, operational and managerial resources. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development and expansion of a business. Additionally, the overall impact of the Covid-19 virus is unknown to management of the date of this Memorandum. Any inability to successfully manage our growth, if any, could have a material adverse effect on our business, financial condition and operating results. The Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

We may not be able to generate sufficient revenues.

While the Company currently is not generating revenues, to date it has spent all of its time and resources in developing its technology and has not generated revenues since its inception. The return on an investment in the Company is dependent on many factors including, but not limited to, the effectiveness of our technology and the acceptance of its use in our target markets, the overall economic environment and, more specifically, the diesel-fueled transportation market in which we will be operating, and the needs and requirements of our customers. There can be no assurance that revenues will be generated, that we will ever achieve profitability, that an investment in the Company will ever produce a return for its stockholders, including purchasers of Shares in this Offering, or that we will remain a viable enterprise.

Our business will be dependent upon acceptance of our multi-patented transportation technology recognition and increasing our reputation, and the failure to build, maintain or enhance our brand recognition or reputation would likely have a material adverse effect on our business.

Our transportation technology recognition and reputation will be critical aspects of our business. We believe that building, maintaining and further enhancing the THG brand, as well as our reputation, will be critical to attracting new customers. We also believe that the importance of our multi-patented transportation technology recognition and reputation will continue to increase as competition in our markets may develop. Our success in this area will be dependent on a wide range of factors, some of which are out of our control, including the following:

- the quality and perceived value of our multi-patented technology;
- the effectiveness of our marketing efforts;
- our ability to obtain new customers;
- actions of any potential competitors, and other third parties;
- positive or negative publicity;
- industry trends in our specific segment;
- regulatory and other government related developments, particularly in the transportation market.

We may fail to attract new customers if we fail to develop our business throughout the diesel-fueled transportation sector or fail to do so in a timely or cost-effective manner.

The introduction of new services by third parties, or the development of new technologies could render our existing or future technology, products and services less desirable. Consequently, our financial performance and growth depends upon our ability to enhance our services timely and sell our multi-patented technology throughout the diesel-fueled transportation industry and expanding markets. To achieve market acceptance for our services, we must effectively anticipate and offer services that meet changing customer demands in a timely manner. Customers may require features and capabilities that our current services lack. In addition, any new markets in which we attempt to sell our services, including new industries, countries, or regions, may not be receptive to our service offerings. If we fail to enhance our existing services in a timely and cost-effective manner, successfully develop and introduce new services, or sell our services in new markets, our ability to retain our existing or attract new customers and our ability to create or increase demand for our services could be harmed, which would have an adverse effect on our business, operating results, and financial condition.

We may be required to make significant investments to capture a large market share. We also will be subject to all of the risks inherent in the development of new products, including unanticipated technical or other development problems, which could result in material delays in the launch and acceptance of the technology, products and services or significantly increased costs. In some cases, we may expend a significant amount of resources and management attention on service offerings that do not ultimately succeed in their markets. Because new product offerings are inherently risky, they may not be successful and may harm our operating results and financial condition.

Our revenue and operating results depend significantly on the acceptance of our technology, products and services in the marketplace.

Our revenue and operating results depend on the successful acceptance of our products. We plan to sell our products to a wide range of potential customers. Our customer retention rates and customer utilization may decline or fluctuate due to a variety of factors, including the following:

- our customers' levels of satisfaction or dissatisfaction with our technology, products and services;
- the quality, breadth, and prices of our technology, products and services;
- our general reputation and events impacting that reputation;
- the products, services and related pricing offered by any potential competitors;
- our customer service and responsiveness to any customer complaints;
- customer dissatisfaction if they do not receive the full benefit of our technology products and services;
- any guarantee that we what we provide may not meet our customer's expectations; and
- changes in our target customers' spending levels as a result of adverse economics in the transportation industry, general economic conditions, or other factors.

If we do not retain new customers, our anticipated revenue may grow more slowly than expected or decline, and our operating results and gross margins will be harmed. In addition, our business and operating results may be harmed if we are unable to secure and increase our retention rates.

We intend to continually add new customers both to replace customers who elect not to repurchase our technology, products and services and to grow our business and expected customer base. If we are unable to attract new customers in numbers greater than the percentage of customers who cancel or elect not to renew their agreements with us, our customer base could decrease and our business, operating results, and financial condition could be adversely affected.

Our relationships with customers and third-party entities or partners will be subject to applicable anti-kickback, fraud and abuse and other transportation industry laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

 Efforts to ensure that our business arrangements with third parties will comply with applicable transportation laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future federal, state and local statutes, regulations or case law involving applicable fraud and abuse or other transportation industry laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, and the curtailment or restructuring of our operations. If any entities with whom we expect to do business are found to not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanction.

Our introduction into the transportation market of a new technology may make evaluating our business and future prospects difficult and may increase the risk of your investment.

Our business, prospects, and growth potential must be considered in light of the risks, expenses, delays, difficulties, uncertainties, and other challenges encountered by companies introducing a new product to an existing industry. We may be unsuccessful in addressing the various challenges we may encounter. Our failure to do so could have a material adverse effect on our business, prospects, reputation, and growth potential as well as the value of your investment.

Despite our projected revenue model, it is difficult to accurately forecast our revenue and plan our operating expenses, and we have limited insight into trends that may emerge and affect our business. In the event that our actual results differ from our forecasts or we adjust our forecasts in future periods, our operating results and financial position could be materially and adversely affected and our stock price could decline.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

The Company anticipates that the net proceeds of the Offering will be generally utilized, at the discretion of management, as itemized in our Use of

Funds. The precise amounts that the Company will devote to these will vary depending on numerous factors. Additionally, changes in business strategy and factors beyond our control may render these spending plans inadvisable or impractical prior to the time when all of the net proceeds are spent, in which case management would devise alternative spending plans.

10. How does the issuer intend to use the proceeds of this offering?:

Use of Proceeds:	Target Raise	Maximum Raise
Investor Relations Manager	$1,000	$15,000
Prototype Modification – 2007 & UP	$10,000	$25,000
Prototype Tests	$5,000	$15,000
1. Track Testing Certification	$5,000	$10,000
2. HORIBA Emissions Testing	$5,000	$10,000
3. Engineering Design Recommendations	$5,000	$10,000
4. Final Design Modifications	$5,000	$20,000
5. Fleet Case Study	$4,000	$5,000
6. PIT Group "Go to Market" Support	$5,000	$10,000
Engineering/Production Design/Molds	$5,000	$10,000
Sourcing: Assembly, Installations, Warranty	$0	$30,000
Materials & Supplies	$0	$15,000
Operating Expenses	$0	$15,000
Working Capital Reserve	$0	$10,000
Reserve – CEO Life Insurance Premium	$0	$50,000
Totals	**$50,000**	**$250,000**

Instructions:

An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

The Hydrogen Group, Inc., will issue to investors the right to certain shares of the company's capital stock via a SAFE. See the SmartSAFE and Proxy related exhibit to this Form C or https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes for more information and description of risks on this type of agreement.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

Investment Type: Equity

Security Type: Common Stock

Target Closing Date: September

15, 2021

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

Yes

16. How may the terms of the securities being offered be modified?:

It is the intention of the Company not to modify the current terms.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

The Company has issued both Common and Preferred shares of Stock to previous investors. There are 20,282,000 fully diluted shares of Common Stock (with Voting Rights) outstanding as of the date of this offering and 3,805,000 fully diluted shares of 6% PIK Convertible Participating Preferred Stock (Without Voting Rights). Shares of Common Stock authorized under the Company's Articles of Incorporation are 30,000,000 shares and shares of Preferred Stock that are authorized under the Company's Articles of Incorporation as of the date of this Memorandum are 20,000,000. Only the Common stock has voting rights. 10,000 Warrants have been issued to date. These five-year warrants will have an Exercise Price of $0.25 per share and shall vest 30 days after the Exercise Date which is yet TBD.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

So long as any Shares are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the holders of more than 50% of the Shares of the majority investors, either directly or by amendment, merger, consolidation, or otherwise: amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner which adversely affects the powers, preferences or rights of the Shares.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

There would be some dilution due to the exercise of warrants.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

The valuation of these shares has been conducted by management of The Hydrogen Group, within standard norms of the industry.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

They would risk loss due to a liquidation of the Company event.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

As with any shareholders of a corporation, the decisions of management could have both positive or negative effects upon the existing shareholders.

24. Describe the material terms of any indebtedness of the issuer:

This company has $8,000 secured debt at this time with Drummond Community Bank payable over 36 months at 7% interest, payable $322.02 monthly.

> **Instructions:**
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

The Company has offered shares under Rule 506(c) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). As of the date of this Memorandum, the Company is authorized to issue Fifty Million (50,000,000) shares of capital stock, comprised of Thirty Million (30,000,000) shares of Common Stock par value $.01 per share ("Common Stock") and Six Million (6,000,000) shares of Preferred stock ("Preferred Stock"). As of the date of this Memorandum there are 19,844,000 shares of Common Stock, 3,605,000 shares of Preferred Stock issued and outstanding. The Company has designated up to one Million (1,000,000) shares of Common Stock to be offered hereby. All shares of the Company's Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to: • one vote for each share held of record on all matters submitted to a vote of the stockholders; • to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and to participate pro rata in any distribution of assets available for distribution upon liquidation. Stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Common shares are not subject to redemption and carry no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable. Actions by Written Consent Our Bylaws provide that any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Special Meetings of Stockholders Our Bylaws provide that Special meetings of the stockholders, or of any class or series thereof entitled to vote may be called by the Board of Directors, the Chairman of the Board of Directors, the President, or at the request in writing by stockholders of record owning a majority of the outstanding shares of the Company entitled to vote at the meeting requested to be called. Our Board of Directors is authorized, within any limitations prescribed by law and our Articles of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of our Common Stock including, but not limited to the following: • The rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends must accrue; • Whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption; • The amount payable upon shares in the event of voluntary or involuntary liquidation; • Sinking fund or other provisions, if any, for the redemption or purchase of shares; • The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; • Voting powers of Common Stock or series must vote only on a share for share basis on any matter, including but not limited to the election of directors, for which such Common Stock or series has such rights; and • Subject to the above, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as our Board of Directors may, at the time so acting, lawfully fix and determine under the laws of the state of Florida. The proceeds of previous offerings have been used to create, design, build, test and obtain patents for our fuel-saving device. Management has demonstrated excellent use of the funding received to date to achieve the maximum results in corporate development.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised

by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

No

Instructions:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Total amount raised:

$1,188,500

Raised from Founders:

$120,000

Raised from Friends and Family:

$640,700

Our Total Expenses:

$500,000

Secured Line of Credit:

No

Credit Details: $8,000

Revenue Generated:

$0

First Year of Revenue:

None

Major Milestones:

- THG's first Patent with 21 claims was issued January 15, 2019 (**Patent Number 10,180,119**). The second Patent was issued April 28, 2020 (**Patent Number 10,634,098**). Management believes that these two Patents are estimated to increase shareholder value. Our Patent Attorney, Mr. Alan M. Koenck filed a third patent application on April 20, 2020.

- We have established our "**Proof of Concept**" and are proceeding toward the "Market Ready" stage. The Company has designed and beta tested six generations of prototype inventions with documented results over more than seven years of R&D, bench, road and emissions tests including 15,000 miles of road tests. Transportation Research Center completed an independent Tests Report which confirmed our R&D results. The 19-page report stated that fuel savings was 27%. One pint of water replaced 11 gallons of fuel. Emissions were reduced 25-50%. This report is available upon request.

- THG has retained a Business Consulting firm that specializes in DOD Grants funding and entry into the CRADA (Cooperative Research And Development Agreement) Program. This CRADA Program is a priority for Management so we gain access to their scientists, engineers, and testing facilities, whether it be with a Grant from the DOD, DOE, or DOT. The CRADA Program could ultimately open the door for us into the Maritime industry. The Consultant stated he believes he could also lead us through the process of Government contract awards. This process was initiated in June 2019. The status is currently pending and as such, Management can make no guarantee this Grant funding will occur.

- Management is also planning to utilize The PIT Group through their "*Go to Market*" Program. They serve the transportation industry with 35 engineers and clients worldwide.

Instructions:

The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:   No

engaging in the business of securities, insurance or banking?:   No

engaging in savings association or credit union activities?:   No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:   No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:   No

places limitations on the activities, functions or operations of such person?:   No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:   No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:   No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

Note:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Instructions:

Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

1. any other material information presented to investors; and
2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The documents which have been provided include: Term Sheet; Formation documents; Capitalization Table; Pitch Deck; Projected Financials; Executive Summary; US Patents.

Instructions:

If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

The required date to file. These reports can be viewed by the public at our corporate website: https://thehydrogen-group.com/investor-relations

33. Once posted, the annual report may be found on the issuer's website at:

The Company will post it's Annual Report at it's corporate website: https://thehydrogen-group.com/investor-relations